Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions, except ratio data)

	Year Ended					Six Months Ended
	November 1, 2009	October 31, 2010	October 30, 2011	October 28, 2012	November 3, 2013	May 4, 2014
Fixed charges (1)
Interest expense	$73	$32	$3	$1	$1	$1
Amortization of debt issuance costs	4	2	1	—	1	—
Portion of rental expense representative of interest (2)	4	4	4	4	4	3

Total fixed charges	$81	$38	$8	$5	$6	$4

Earnings
Income (loss) from continuing operations before income taxes	$(36)	$406	$561	$585	$568	$298
Fixed charges per above	81	38	8	5	6	4

Total earnings	$45	$444	$569	$590	$574	$302
Deficiency of earnings to fixed charges	$(36)	$—	$—	$—	$—	$—
Ratio of earnings to fixed charges (3)	—	11.7	68.0	121.6	94.4	86.1

(1)	For purposes of computing this ratio of earnings to fixed charges, “fixed charges” consist of interest expense on all indebtedness plus amortization of debt issuance costs and an estimate of interest expense within rental expense, but does not include interest expense related to our new credit agreement entered into on May 6, 2014 or the notes. “Earnings” consist of pre-tax income (loss) from continuing operations plus fixed charges.
(2)	The Company uses one-third of rental expense as an estimation of the interest factor on its rental expense.
(3)	Earnings were insufficient to cover fixed charges by $36 million for the fiscal year ended November 1, 2009.